Heather R. Badami Direct: 202-508-6082 Fax: 202-508-6200 hrbadami@bryancave.com

December 27, 2006

Jeffrey Riedler

Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Option Care, Inc.
Registration Statement on Form S-3, filed December 12, 2006
File No. 333-139285

Dear Mr. Riedler:

This letter sets forth the response of Option Care, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated December 22, 2006, with respect to the above referenced Registration Statement on Form S-3 (the “Form S-3”). We have duplicated below the comment set forth in the comment letter and have provided a response thereto.

1.    Please advise us as to whether the shares being registered for resale are subject to a repurchase right by the company as were the shares originally issued to the selling stockholders. We may have further comments upon receiving your response.

The shares being registered for resale on the Form S-3 are subject to repurchase by the Company only in the event the Form S-3 is not declared effective by the SEC by February 2, 2007. In that case, the Company will repurchase the shares from the selling stockholders, and the Form S-3 will be withdrawn. If the Form S-3 is declared effective prior to February 2, 2007, any repurchase right by the Company with respect to the shares will automatically terminate. The Company has not described the repurchase right in the Form S-3 because the prospectus included therein will speak as of the effective date, if any, at which time the repurchase right will no longer exist.

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December 27, 2006 Page 2

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

Sincerely,

/s/ Heather R. Badami

Heather R. Badami

Cc:          Sonia Barros
                Securities and Exchange Commission

Joseph Bonaccorsi

Option Care, Inc.